DODIE KENT
                                                        Assistant Vice President
                                                                     and Counsel
                                                                  (212) 314-3970
                                                             Fax: (212) 707-7785


[EQUITABLE-AXA LOGO]
                                                                  LAW DEPARTMENT


                                                                November 7, 2000
VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re: The Equitable Life Assurance Society of the United States File No. 333-44996
                  ----------------------------------------------------------


Ladies and Gentlemen:

       The Equitable Life Assurance Society of the United States requests the withdrawal of two N-4/A submissions made on Form N-4 on November 2, 2000, accession numbers 0000771726-00-500019 and 0000771726-00-000272. These filings were indadvertently duplicative. Additionally, due to an oversight, the filing was done prematurely. We plan to re-file the N-4/A submission shortly.


                                              Very truly yours,


                                              /s/ Dodie Kent
                                              ------------------
                                                  Dodie Kent






            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
              1290 AVENUE OF THE AMERICAS, NEW YORK, NEW YORK 10104